

January 3, 2013

Via E-mail
Steven L. Gerard
Chief Executive Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

> **Re: CBIZ, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-32961**

Dear Mr. Gerard:

We have reviewed your letter dated November 16, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 2, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 17

1.   We are unable to concur with your response to prior comment 1. In cases involving material pending legal proceedings where the specific amount of relief sought is stated, the relief sought, including the amount of relief sought in the case of monetary damages, should be disclosed. Such disclosure is not conditioned, as you assert, upon matters such as mitigating steps taken by the plaintiff or plaintiff's discussion of your defenses. Further, we do not concur with your assertion that disclosure of the amount of damages—a matter of fact—is subject to your determination as to whether "such

disclosure could be misleading...." To the extent you believe that additional disclosure is necessary to provide contextual understanding, you may include such additional disclosure in your filing. Please confirm that you will include in future filings a materially complete discussion of the relief sought, including the amount of monetary damages, in material pending legal proceedings.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Summary, page 24

2.   We acknowledge your response to prior comment no. 2 and have the following comment. In future filings, please consider changing the titles of each Non-GAAP measure since the use of "cash" in the title may imply that the amounts are a liquidity measure.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief